Exhibit 99.1

SHARE PURCHASE AGREEMENT

     This SHARE PURCHASE AGREEMENT (“this Agreement”) is entered into as of April 22, 2005, among Linktone Ltd., an exempted company organized and existing under the laws of the Cayman Islands (“Purchaser1”), Linktone Information Technology Co., Ltd. (“Purchaser2”), a limited liability company organized and existing under the laws of the People’s Republic of China (“PRC”) 100% owned by Linktone Ltd., Mingji Guan, Shubing Zheng, (collectively “Purchasers” or individually “Purchaser”), and Crown River Enterprises Ltd., an exempted company organized and existing under the laws of British Virgin Islands, Yuanhang Wang (“Shareholder1”) and Dong Li (“Shareholder2,” collectively referred to as “Shareholders”) (all three parties collectively, “Sellers”), Brilliant Concept Investments Ltd.(“BVI Company”), an exempted company organized and existing under the laws of British Virgin Islands 100% owned by Crown River Enterprises Ltd., Wang You Digital Science and Technology (Shenzhen) Co., Ltd. (“WFOE”),—a wholly-foreign-owned- enterprise and existing under PRC Law 100% owned by Brilliant Concept Investment Ltd., Shenzhen Yuanhang Science and Technology Co., Ltd., a limited liability company organized and existing under PRC Law (the “Company”).

WITNESSETH

     WHEREAS, Crown River Enterprises Ltd. holds 100% shares in the BVI Company and Yuanhang Wang and Dong Li collectively hold 100% of all equity interests in the Company. Business Certificates and IDs of all the three parties in the Sellers and the BVI Company, the WFOE and the Company are set forth in Exhibit A.

     WHEREAS, the Purchasers agree to acquire 100% shares or all equity interest in the Company and the BVI Company together with the WFOE upon the terms and conditions set forth in this Agreement, ETA1 and ETA2. The certificates and IDs of all the four parties in the Purchasers are set forth in Exhibit B.

     WHEREAS, the Company as a duly registered and existing limited liability company under PRC Law holds the Information Content Provider Service License (“ICP License”), the Value-Added Communication Service License (“VAC License”) and the Network Culture Business Permit (“NCB Permit”) mainly engages in providing online gaming services (copies of Company’s business license, ICP License, VAC License, NCB Permit collectively constitutes Exhibit C);

     WHEREAS, the Company has two primary distribution channels of delivering its online gaming services to end users in PRC: various local telecommunications companies (“Telcos” as defined below) i.e., being distributed to end users as part of Telco’s bundled DSL services (resulting in being placed on Telco’s website free of charge), individual and entity distributors in distributing “Yuan Hang Membership Cards” in the PRC; the Company is also building the “Yuan Hang Gold Coin Card” system to support the Membership card system (collectively the “Business”); and

     WHEREAS, the Sellers intends to transfer to the Purchasers 100% shares or all equity interest in the Company, including all the licenses and permit as listed in Exhibit C, all tangible and intangible assets, customer list and relationships, channels and business relationships, distributor/agent networks, commercial contracts, sales and marketing, PCs, servers, laptops, software items, databases, self-developed computer programs, online games both in operation and in working, R&D, major office equipment items, office leases, core technology and key employees, i.e., the entire capability of conducting the Business profitably and successfully.

     WHEREAS, Mingji Guan Purchaser3 and Shubing Zheng Purchaser4 each shall acquire and hold 50% of the equity interest of the Company, subject to the terms and conditions set forth herein, currently with the execution and delivery of this Agreement, Mingji Guan and Shubing Zheng shall enter into an equity transfer agreement with the Shareholders (“ETA1”), and concurrently, Purchaser1 shall enter into another equity transfer agreement with the Sellers (“ETA2”).

     NOW, THEREFORE, in consideration of the promises, mutual agreements and covenants hereinafter set forth, and intending to be legally bound hereby, the parties to this Agreement hereby agree as follows:

ARTICLE I

DEFINITION

     The terms defined in this Article shall have the meanings ascribed to them herein whenever they are used in this Agreement, unless otherwise clearly indicated by the context.

     “Acquisition Documents” means this Agreement, ETA1, ETA2 and any certificates, reports or other documents delivered pursuant to this Agreement or the transactions contemplated by this Agreement.

     “Action” means any claim, action, suit, litigation, arbitration, inquiry, proceeding or investigation by or pending before any Governmental Authority.

     “Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

     “Articles of Association” means the articles of association of the Company currently in force and effect, and the new articles of association of the Company that shall be prepared by the Purchasers and filed with the SAIC after this Agreement is signed (“New Articles of Association”)..

     “Assets” means all the assets and properties of the Company.

     “Business Day” means any day, excluding Saturdays and Sundays, on which banks in the PRC and Hong Kong are open for business during their normal business hours.

     “Business License” means the business license issued by the SAIC Office to the Company on March 2, 2004, and evidenced by its copy contained in Exhibit C.

     “Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations, proceedings, consent orders or consent agreements.

     “Company Material Adverse Effect” means any event, circumstance, change in or effect on the Business or the Company that (a) is or is reasonably likely to be materially adverse to the business, operations, assets or liabilities, employee relationships, customer, content provider or supplier relationships, results of operations or the condition (financial or otherwise) of the Business or the Company, (b) materially and adversely affects, or is likely to materially and adversely affect the ability of each Purchaser to operate or conduct the Business in the manner in which it is currently or contemplated to be operated or conducted by the Company (as the Sellers and the Purchasers have agreed in the Agreement in Principle dated) or (c) materially and adversely affects, or is likely to materially and adversely affect or delay the ability of the Seller or the Company to consummate the transactions contemplated hereby.

     “Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

     “Copyrights” means copyrights in works of authorship of any type, including Software and mask works, registrations and applications for registration thereof in the PRC and throughout the world, all rights therein provided by international treaties and conventions, all moral and common law rights thereto, and all other rights associated therewith.

     “Deliverable Amount of Payment1” means the balance of the amount of Payment1 as calculated under the formulas prescribed in Section 2.1 hereof deducting the sum of the Personal Loan and the ETA1 Payment , and may be further deducted of the undisclosed liabilities or debts surfaced before the Closing Date.

     “Disclosure Schedule” means the disclosure schedule delivered by the Sellers to the Purchaser concurrently with the execution of this Agreement and which provides an exception to or otherwise qualifies (in each case in detail and with specific Section references as is necessary to reasonably determine the effect of such exception or qualification) the representations and warranties of the Sellers and Company specifically contained in Article III.

     “Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien (including, without limitation, environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, preferential arrangement, restrictive covenant, condition or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

     “ETA1” means the equity transfer agreement among the Shareholders, and Purchaser3, Purchaser4 that shall be signed on the same day on which this Agreement is executed.

     “ETA2” means the share transfer agreement between Crown River Enterprises Ltd. and Linktone Ltd. that shall be signed on the same day on which this Agreement is executed.

     “ETA1 Payment” means Rmb3,406,010 that Purchasers shall pay to the Shareholders according to Section 2.3 (c).

     “Equity Interest” means all the equity interest in the Company that has been owned by the Shareholders as of the Closing Date, and has been transferred to Purchaser3 and Purchaser 4 after the closing.

     “Foreign Corrupt Practices Act” means the Foreign Corrupt Practices Act, 15 U.S.C §§78dd-1 et seq., of the United States, as amended.

     “Foreign Official” means (a) an officer or employee of any non-United States Governmental Authority or any political subdivision, department, agency or instrumentality thereof; (b) a Person acting in an official capacity for or on behalf of any such Governmental Authority; (c) an official of any political party outside the United States; and (d) any other meanings or interpretation given to the term under the Foreign Corrupt Practices Act.

     “Governmental Authority” means any PRC or non-PRC national, supranational, provincial, prefectural, local or other similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

     “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

     “Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services, (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with PRC GAAP, recorded as capital leases, (f) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, and (h) all Indebtedness of others referred to in clauses (a) through (g) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss, and (i) all Indebtedness referred to in clauses (a) through (g) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

     “In-Licensed Intellectual Property” means the intellectual property that is licensed to the Company pursuant to the Licenses and used or intended to be used in connection with the Business.

     “Intellectual Property” means all rights in and to intellectual property and intangible industrial property rights, including without limitation, patents, trademarks, trade secrets, copyrights, software, know-how and any rights similar, corresponding, or equivalent to any of the foregoing throughout the world.

     “Law” means any PRC or non-PRC national, supranational, provincial, local or other similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including, without limitation, common law).

     “Leased Real Property” means the real property leased by the Company, together with, to the extent leased by the Company, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company attached or appurtenant thereto and all easements, licenses rights and appurtenances relating to the foregoing.

     “Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including, without limitation, those arising under any Law, Action or Governmental Order and those arising under any contract, license agreement, arrangement, commitment or undertaking.

     “Licenses” means (a) licenses of Intellectual Property by the Company to third parties, (b) licenses of Intellectual Property by third parties to the Company, and (c) other agreements between the Company and third parties relating to the development or use of Intellectual Property, the development or transmission of data, or the use, modification, framing, linking, advertisement, or other practices with respect to WAP or Internet web sites.

     “ICP License” means the ICP license that is currently held by the Company., and the new ICP license (“New ICP License”) that may be issued by the Governmental Authority after receiving the application documents filed after this Agreement is signed.

     “New ICP License” means a new ICP license that will be issued by the relevant PRC Governmental Authority after it approves the application for changing the shareholders and legal representative of the Company filed by the Company.

     “New VAC License” means a new VAC license that will be issued by the relevant PRC Governmental Authority after it approves the application for changing the shareholders and legal representative of the Company filed by the Company. “NCB Permit” means the Permit for Operation of Network Culture Business issued by the PRC Culture Ministry on September 16, 2004, and evidenced by its copy contained in Exhibit C.

     “New Business License” means a new business license for the Company that is issued by the SAIC Office and reflects both the new Legal Representative of the Company appointed by the Purchasers and filing of the New Articles of Association.

     “New Company” means the Company upon obtaining the New Business License after this Agreement is entered into.

     “Owned Intellectual Property” means Intellectual Property owned by the Company and used or intended to be used in connection with the Business.

     “Patents” means patents, patent applications, utility models, and statutory invention registrations, including reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof, and all rights therein provided by international treaties and conventions.

     “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, group, trust, association or other organization or entity or a government or a political subdivision, agency or instrumentality of a government.

     “PRC GAAP” means the generally accepted accounting principles and practices in the PRC applied on a consistent basis.

     “Peak Concurrent Users” shall mean the average of the maximum number of concurrent users connected to the Company’s online gaming platform from 20:00-22:00 every day in the month of December 2005.

     “Personal Bank Account” means a bank account at Merchant Bank, Shenzhen with account number 6225887553368982, account owner: Li Xin Shan.”

     “Personal Loan” means the amount of Personal Loan of a loan that the Shareholder1 borrowed form the Company.

     “Registered Capital ” means the Company’s registered capital of RMB1,000,000 as stated on the Company’s current business license, which has been fully paid up as of the date of this Agreement.

     “Repayment of Personal Loan” means the amount of Personal Loan that Purchasers shall deduct from the amount of Payment1 and then, Shareholder1 shall repay that amount to the Company. .

     “Renminbi” or “RMB” means the lawful currency of the PRC.

     “SAIC-Office” means Shenzhen Administration of Industry and Commerce in Shenzhen, PRC.

     “Sellers/Shareholders” means Crown River Enterprises Ltd. vis-à-vis the BVI Company and/or Yuanhang Wang and Dong Li vis-à-vis the Company.

     “Software” means computer software, programs and databases in any form, including online games, Internet web sites, web content and links, source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, and data formats, all versions, updates, corrections, enhancements, replacements and modifications thereof, and all related documentation, developer notes, comments and annotations.

     “Subsidiary” of any Person has the meaning set forth in Rule 405 promulgated under the Securities Act of 1933 of the United States, as amended.

     “Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Government Authority or taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs duties, tariffs, and similar charges.

     “Tax Return” shall mean any return, declaration, report, claim for refund, form, or information or return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

     “Telcos” means China Telecom, China Netcom, China Unicom, China Telecom or any of its provincial or local subsidiaries or branches.

     “Telcos Sanction” means any sanction, service suspension or other penalty or disciplinary action taken or announced by any Telcos.

     “Trade Secrets” means trade secrets, know-how and other confidential or proprietary technical, business and other information, including research and development information, technology, drawings, specifications, designs, plans, proposals, technical data, financial, marketing and business data, business and marketing plans, pricing and cost information, customer information, and all rights in any jurisdiction to limit the use or disclosure thereof.

     “Trademarks” means trademarks, service marks, trade dress, logos, trade names, corporate names, URL addresses, domain names, symbols, slogans and other indicia of source or origin, including the goodwill of the business symbolized thereby or associated therewith, common law rights thereto, registrations and applications for registration thereof in the PRC and throughout the world, all rights therein provided by international treaties and conventions, and all other rights associated therewith.

     “USGAAP” means generally accepted accounting principles and practices in the United States of America.

ARTICLE II

PURCHASE AND SALE

     SECTION 2.1 Purchase and Sale of the Equity Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Sellers shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to the Purchasers, and the Purchasers shall purchase the Equity Interest held by the Sellers/Shareholders.

     SECTION 2.2 Payments and Calculations

     (a) The Purchasers shall pay the Sellers in two payments in the amount determined according to the following formulas:

◆	“Payment 1”: 35% * 10.0 * Company’s Audited PRCGAAP Net Profit for the fourth quarter of 2004 * 4; to be paid in cash on the Closing Date.

◆	“Payment 2”: 65% * 2005 P/E Multiple * Company’s Audited USGAAP Net Profit for the calendar year of 2005, to be paid in cash in accordance with the provisions of Section 2.7.

The “2005 P/E Multiple” shall be set based on the Peak Concurrent Users in Company’s gaming platform during the month of December 2005 according to the following schedule:

● 10.0	X for Peak Concurrent Users of 110,000 or more; and

● 8.0	X for Peak Concurrent Users of less than 110,000

In any event the sum of Payment 1 and Payment 2 shall not exceed US$11.5 million.

     (b) Determining the Deliverable Amount of Payment1 and Deductions

     1. The auditor’s report on the Company’s Q4, 2004 issued by a certified accounting firm according to the PRC GAAP is attached herein as Exhibit E. The parties to this Agreement hereby agrees that the Company’s audited PRC GAAP Net

Profit for the fourth quarter of 2004 is Rmb1,893,420, and the amount of Payment1 shall be Rmb25,999,580

     2. The Purchasers shall have the right to deduct from Payment1 the amount of the Personal Loan, the amount of the Personal Bank Account that shall reflect the amount of deposits on the date of closing the Account and the amount of the ETA1 Payment. The Purchasers shall be further entitled to retain any undisclosed liabilities or debts surfaced before (and or after) the Closing Date unless Purchasers decide to waive the right to exiting this transaction because of occurrence of such undisclosed event. The balance (“Deliverable Amount of Payment1”) shall be paid in US dollars to Sellers pursuant to the provisions hereof.

     (c) Conditions of Paying the Deliverable Amount of Payment1

     Notwithstanding otherwise provided in this Agreement, the Deliverable Amount of Payment1 shall not be paid until the following conditions are all met.

1.	The Purchasers receives the legal opinion on the BVI Company that is issued by a BVI attorney hired by the Sellers and a PRC legal opinion on the Company and WFOE that is issued by Sellers’ PRC attorney;

2.	The SAIC Office issues the New Business License after it has accepted all the documents being filed to reflect the transfer of the Equity Interest of the Company;

3.	The Purchasers receives the approval by the Guangdong Administrative Bureau of Communications for changing the ownership of the Company after all the necessary documents are filed with the Bureau with respect to the ICP License and the VAC License£» and all the necessary documents for re-registration for the changing of the legal representative of the Company in the NCB Permit have been submitted to the PRC Culture Ministry/Guangdong Culture Bureau for re-registration. However, the Purchasers have the right to waive or modify this condition before or on the Closing Date. The Purchasers shall waive the approval in connection with the ICP License and VAC License where all other closing conditions have been met, all the necessary documents have been filed with the relevant Governmental Authorities, and there is no obvious legal obstacle to attain the approval.

          SECTION 2.3 Deliveries of Equity Transfer Agreement “ETA1”

     Upon signing the ETA1, the parties shall work together in good faith to cause all the necessary documents to be filed with the SAIC Office and other Governmental

Authorities to obtain the New Business License and other approvals or grants as soon as possible. Purchasers’ representative will work with Seller/Shareholders/Company in preparing the documents and filings with the relevant Governmental Authorities.

(a)	Sellers/Shareholders shall prepare or provide the following

(i)	The Resolution for Changing Shareholders that is issued by the Shareholders Meeting of the Shareholders that shall reflect the transfer of the Equity Interest contemplated by this Agreement and ETA1;

(ii)	The Relief of the Legal Representative of the Company that are signed by the Shareholders;

(iii)	The Resolution for relieving the executive director of the Company that is signed by the Shareholders;

(iv)	Other documents necessary for causing the SAIC Office to issue the New Business License, and need to be provided by the Shareholders.

(b)	The Purchasers shall prepare or provide following documents:

(i)	The New Articles of Association of the Company that reflects the transfer of the Equity Interest of the Company and other proper changes with respect to the Company;

(ii)	Copies of IDs of Purchaser3 and Purchaser4;

(iii)	Copies of IDs of the directors of the Company that are appointed by the Purchasers;

(iv)	Resumes of the new directors in the form required by the SAIC Office;

(v)	Other documents necessary for causing the SAIC Office to issue the New Business License, and need to be provided by the Purchasers.

(c)	Within one (1) Business Day (the Company shall notify Purchasers before 11:30 am on the same day on which it receives the New Business License) after the SAIC Office issues the New Business License the Purchasers shall pay the ETA1 Payment through wire transfer to Shareholder1’s bank account according to Exhibit F and provide Shareholder1 with the evidence of the payment.

(d)	Within five (5) Business Days after the signing of this Agreement, the parties shall complete and file with the Guangdong Administrative Bureau of Communications all the documents necessary for approval regarding the change of ownership of the Company, and PRC Culture

Ministry or Guangdong Culture Bureau for re-registration regarding the change of legal representative of the Company.

          SECTION 2.4 Closing . Within seven (7) Business Days after the Purchasers and Shareholders mutually confirm all and any of the conditions and/or deliveries of the Closing are either met, delivered or waived by the rightful party, the closing of this transaction contemplated by this Agreement (“Closing”) shall take place at the office of the Company at R&D Building 501-502 Rooms, Tsing Hua Info Port, North High-Tech Zone, Nanshan District, Shenzhen, Guangdong. The day on which the Closing takes place is herein referred to as the “Closing Date.”

          SECTION 2.5 Closing Deliveries.

     At the Closing, the parties shall deliver to each other, unless delivered or waived prior to the Closing Date, the agreements, certificates and other documents required to be delivered hereunder prior to or on the Closing Date, including but not limited to the following:

     (a) The Sellers/Shareholders shall deliver to Purchasers the following items:

          (i) the New Business License, and other licenses, permits, registration certificates and all the seals of the Company;

          (ii) all the shareholder records that have been kept since establishment of the Company, and a revised shareholder record reflecting Purchaser3 and Purchaser4 as the only two shareholders of the Company;

          (iii) a receipt for the payment of ETA1 Payment;

          (iv) all the agreements, certificates and other documents required to be delivered by under Section 7.2 prior to or on the Closing Date;

          (v) All the agreements, certificates and other documents required under the Disclosure Schedule, including the most recently signed agreement or supplementary agreement with Ma Ya Nan [Chinese Characters] that is satisfactory to Purchasers;

          (vi) all documents required by applicable laws to be prepared by the Sellers/Shareholders for the Share Transfer of the BVI Company.

     As to the delivery of any item contained in the above subsections or provisions, only Purchasers have the right or power to waive or modify the delivery of such item.

     (b) After Sellers/Shareholders deliver all the items prescribed in the subsection (a) above the Purchasers shall deliver to the Seller/Shareholders Deliverable Amount of Payment1 into the bank account according to Exhibit F and provide Shareholder1 with evidence of the payment on the Closing Date.

     (c) The Purchaser shall deliver to the Company the evidence of the payment in amount of Personal Loan through wire transfer to the Company’s bank account on the Closing Date provided that Sellers/Shareholders delivers all the items as set forth in subsection (a) above except the approval of the Guangdong Administrative Bureau of Communications for the change of ownership of the Company in connection with the ICP and VAC Licenses. ;

     (d) The Company shall deliver to Shareholder1 receipt of the Personal Loan for repayment of the Personal Loan.

     SECTION 2.6 The Company and Purchasers shall work together in good faith on preparing and filing all the necessary documents with all the relevant Governmental Authorities and take all necessary actions for the purpose of obtaining all the approvals, grants or certificates necessary for consummating this transaction as contemplated by this Agreement and ETA1 as well.

          SECTION 2.7 Payment of Payment2 and Purchase Price Adjustment.

          (a) The Purchasers shall deliver to Shareholder1 a statement setting forth the calculation of the Deliverable Amount of Payment2 (“Price Adjustment Statement”). The statement of the calculation part of the audit report for the Company’s financial results in 2005 shall be made in accordance with US GAAP, as soon as practicable, but in any event no later than sixty (60) Business Days after 31st December 2005. Such calculation shall be deemed conclusive and binding on all the parties hereof unless the Shareholder1 notifies Purchasers in writing within seven (7) Business Days after receipt of the statement of calculation of his disagreement with the calculation. Shareholder1’s disagreement notice shall show detailed reason why he disagrees and identifies the amounts and items he disagrees to. If Shareholder1 fails to do so within pseven (7) Business Days or if Shareholder1 informs Purchasers orally or in writing that he has no objection to the calculation of the Payment2 prior to the expiration of such seven (7) Business Days, Purchasers shall pay the Payment2 according to the calculation by wire transfer within seven (7) Business Days into the bank account according to Exhibit F. If Shareholder1 disagrees with the calculation and Purchasers and Shareholder1 cannot resolve such disagreement within seven (7) Business Days after Purchasers has received Shareholder1’s disagreement notice. Then, Purchasers and the Shareholder1 shall retain a third party accounting firm acceptable to Shareholder1 and Purchasers with the fees of the accounting firm to be equally shared by both. The determination made by the accounting firm on such disagreement shall be conclusive. If either party objects such determination, that party, within ten (10) Business Days of such objection, may bring the matter to Hong Kong International Arbitration Center for arbitration according to Section 10.9 hereof.

          (b) If there is any event that occurs between the Closing Date and the date of payment of the Deliverable Amount of Payment2 that triggers Sellers/Shareholders’ indemnification obligations hereunder, the Purchasers shall have the right to retain or deduct such amount from the Deliverable Amount of Payment2 as being sufficient to fund the Sellers/Shareholders’ indemnification obligations including but not limited to the indemnifications for tax liabilities of the Company, for underpayment of the social security payments by the Company and Liabilities and losses in connection with other undisclosed liabilities of the Company or Sellers/Shareholders hereunder. Only after the foregoing deduction, can the balance of Deliverable Amount of Payment2 be paid to Shareholder1’s bank account according to Exhibit F. .

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE
SELLERS/SHAREHOLDERS

     As consideration to Purchasers entering into this Agreement, each of the Sellers and the Shareholders jointly and severally hereby represents and warrants, as of the date of this Agreement, to the Purchasers, except as set forth in the disclosure schedule attached hereto as Exhibit G (the “Disclosure Schedule”), as follows:

     SECTION 3.1 The Company.

     (a) The Company is a limited liability company duly incorporated, validly existing and in good standing under the laws of the PRC and has all requisite power and authority to own, lease and operate its properties and to carry on the Business as it is now being conducted and as presently proposed to be conducted. The Shareholders have obtained all requisite approvals from all Governmental Authorities with respect to the incorporation of the Company. The incorporation and operation documents relating to the Company are valid and have been duly approved or issued (as applicable) by competent Governmental Authorities and are in full force and effect. The Company has complied with its constitutional or organizational documents in all material respects, and none of the activities, agreements, commitments, obligations or rights of the Company is ultra vires, unauthorized or in material violation of such constitutional or organizational documents or any applicable Laws. The Company has heretofore made available to the Purchaser a copy of its Articles of Association. Such Articles of Association are true, correct, and complete and contain all amendments since the time of the Company’s incorporation through the date of this Agreement, and are in full force and effect. The Company is not in violation of any of the provisions of its Articles of Association.

     (b) The Registered Capital is RMB1,000,000.00, which has been fully paid up. The Company has not reduced the Registered Capital to less than RMB1,000,000.00, the minimum registered capital required for the Company to conduct the Business under the Law. The Shareholders collectively hold of record all the equity interests in the Company. The Equity Interests are not subject to or issued in violation of any right of first refusal, preemptive right, subscription right or any similar right under any applicable Law, the Articles of Association or any contract to which the Company is a party or is otherwise bound. There are no bonds, indentures, notes or other indebtedness of the Company having the right to vote (or to convert into, or exchangeable for, securities having the right to vote) on any matters on which holders of its equity interests may vote. There are no options, puts, calls, voting trusts, shareholder agreements, proxies, third party rights of any kind or other arrangements or understandings in effect with respect to the voting or transfer of any of the equity interests to which the Company is a party or is otherwise bound. There are no outstanding rights, or commitments made by the Company or any of shareholders to issue, purchase or sell any equity interest in the Company.

     (c) The Company holds all requisite approvals, rights, permits or licenses to conduct the business as currently conducted or contemplated to be conducted, and all such approvals, rights, permits or licenses have been duly approved or issued (as applicable) by competent Governmental Authorities and are in full force and effect. The Company has heretofore made available to the Purchaser a copy of its Business License, contained in Exhibit C. Such Business License is true, correct and complete, and at present is in full force and effect. The Company is not in violation of any of the provisions of its Business License. The Company holds the ICP License and NCB Permit duly issued by relevant Governmental Authorities, and they are in full force and effect. The Seller/Shareholders has no reason to believe any of such permits or licenses will be revoked or otherwise terminated or not renewed before the day this Agreement is entered into. The Company is in compliance with the terms of all its respective permits and licenses. The Sellers is not aware of any need for compliance or remedial actions in respect of any activities it has carried out directly or indirectly. As of the Closing, all approvals, rights, permits or licenses currently held by the Company shall continue in full force and effect without penalty or other adverse consequence.

     (d) The Company has provided to the Purchasers a list of the persons whose employment with the Company has been terminated since November 2004. (the “Former Employees”). None of the Former Employees is employed or has been employed after his or her employment with the Company by an entity in which any Shareholder owns any legal or beneficial, direct or indirect equity or other interest.

     (e) The Company has no subsidiaries and does not own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture or other entity. The Company does not maintain any offices or branches except for its main office at R&D Building 501-502 Rooms, Tsing Hua Info Port, North High-Tech Zone, Nanshan District, Shenzhen, Guangdong. The Company is not the direct or indirect legal or beneficial owner of any share, equity, membership, partnership or ownership interest in any Person.

     (f) All the documents and information required for application for the change of ownership of the Company to Guangdong Administrative Bureau of Communications in connection with the ICP License and VAC License and for re-registration at the PRC Culture Ministry/Guangdong Culture Bureau in connection with the New NCB Permit will be duly filed and provided according to the PRC law. .

     (g) The Company is entitled to the preferential treatment and benefits (including, but not limited to, the preferential tax treatments) available generally to technology companies under applicable Laws. Section 3.1(g) of the Disclosure Schedule sets forth all preferential treatment and benefits the Company entitled.

     SECTION 3.2. Authority; No Conflict; Required Filings and Consents.

               (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other proceedings on the part of the Company is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitutes legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms.

               (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) violate, conflict with or result in the breach of any provision of the Articles of Association, (ii) conflict with or violate (or cause an event which could have a Company Material Adverse Effect as a result of) any Law or Governmental Order applicable to the Company or any of the Company’ respective assets, properties or businesses including, without limitation, the Business, or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Equity Interests or Assets pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Company is a party or by which any of the Equity Interests or any of the Assets is bound or affected.

               (c) The execution, delivery and performance of this Agreement by the Company do not and will not require any consent, approval, authorization or other order of, any Governmental Authority except that the Company shall obtain requisite consent or approval from the Guangdong Administrative Bureau of Communications for the Equity Transfers and other required approvals in connection with the ICP License.

     SECTION 3.3. Corporate Books and Records. The minute books of the Company contain accurate records of all meetings and accurately reflect all other actions taken by the shareholders, boards of directors and all committees of the boards of directors of the Company, including, without limitation, records of all meetings and other resolutions by the shareholders or boards of directors in connection with the registered capital of the Company and loans to or loan guarantees for the Shareholders. Complete and accurate copies of all such minute books of the Company have been provided by the Company to the Purchaser.

     SECTION 3.4. Financial Statements. (a) True and complete copies of (i) the Company’s financial statements i.e., income statement, cash flow statement, retained earnings, stockholders’ equity accounts and changes in financial position for Q4 of 2004 audited by a certified accountant firm applying PRC GAAP, and (ii) the unaudited management account for the full year of 2004 and up to March 31, 2005 stockholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto for the three months ended March 31, 2005 (collectively, the “Financial Statements”), which are attached hereto as Exhibit H, have been delivered by the Company to the Purchasers on the date of this Agreement. The Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Company, (ii) present fairly the financial condition and results of operations of the Company as at the dates thereof or for the respective periods covered thereby, (iii) have been prepared in accordance with PRC GAAP applied on a basis consistent with the past practices of the Company and (iv) include all adjustments that are necessary for a fair presentation of the financial condition of the Company and the results of the operations of the Company as of the dates thereof or for the periods covered thereby.

     (b) The books of account and other financial records of the Company: (i) reflect all items of income and expense and all assets and liabilities required to be reflected therein in accordance with PRC GAAP applied on a basis consistent with the past practices of the Company, respectively, (ii) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies and (iii) have been maintained in accordance with good business and accounting practices.

     SECTION 3.5. Absence of Undisclosed Liabilities. There are no Liabilities of the Company, other than Liabilities reflected or reserved against on the audited report on the Company’s Q4, 2004 and/or the unaudited combined balance sheets of the Company for the period ended as of the Closing Date.

     SECTION 3.6. Absence of Certain Changes or Events. Since November 30, 2004, the Business has been conducted only in the ordinary course and in a manner consistent with past practice. As amplification and not limitation of the foregoing, since November 30, 2004, the Company has NOT:

     (i) received any sanctions of Telcos, Guangdong Administrative Bureau of Communications and Ministry of Culture;

     (ii) permitted or allowed any of the Assets to be subjected to any Encumbrance;

     (iii) discharged or otherwise obtained the release of any Encumbrance related to the Business or the Company or paid or otherwise discharged any Liability related to the Business or the Company except as set forth in Section 3.6(iii) of the Disclosure Schedule;

     (iv) made any change in any method of accounting or accounting practice or policy used by the Company, other than such changes required by PRC GAAP;

     (v) amended, terminated, cancelled or compromised any material claims of the Company or waived any valuable right or debt owed to it by any third party, including, without limitation, any of the Shareholders, in excess of RMB40,000 individually or in the aggregate except as set forth in Section 3.7(a) of the Disclosure Schedule;

     (vi) sold, transferred, leased, subleased, licensed or otherwise disposed of any properties or assets, real, personal or mixed (including, without limitation, leasehold interests and intangible property) except as set forth in Section Section 3.9(a)(iv) of the Disclosure Schedule;

     (vii) increased or decreased the Registered Capital;

     (viii) made or paid any dividends or distributions to the Shareholders ;

     (ix) merged with, entered into a consolidation with or acquired an interest of 5% or more in any Person or acquired a substantial portion of the assets or business of any Person or any division or line of business thereof, or otherwise acquired any material assets;

     (x) made any capital expenditure or commitment for any capital expenditure in excess of RMB40,000 individually or in the aggregate except as set forth in Section 3.6(x) of the Disclosure Schedule;

     (xi) made any material changes in the customary methods of operations of the Company or the Business;

     (xiii) incurred any Indebtedness in excess of RMB40,000 individually or in the aggregate from the same creditor;

     (xiv) made any loan to, guaranteed any Indebtedness of or otherwise incurred any Indebtedness on behalf of any Person, including any of the Shareholders;

     (xv) failed to pay any creditor any amount owed to such creditor when due;

     (xvi) granted any increase, or announced any increase, in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable by the Company to any of its employees, including, without limitation, any increase or change pursuant to any plan, (ii) established or increased or promised to increase any benefits under any plan, or (iii) hired any new employees or engaged any new consultants except those hired for implementing the AIP signed by the parties and set forth in Section 3.6(xvi) of the Disclosure Schedule;

     (xvii) entered into any agreement, arrangement or transaction with any of its directors, officers, employees or shareholders (or with any relative, beneficiary, spouse or Affiliate of such Persons);

     (xviii) failed to maintain the Company’s property and equipment in good repair and operating condition, ordinary wear and tear excepted;

     (xix) amended, modified or consented to the termination of any Material Contract or the Company’s rights thereunder;

     (xx) terminated employment of any sales and marketing, product development, technology or customer service staff except as set forth in Section 3.6(xx) of the Disclosure Schedule;

     (xxi) (i) abandoned, sold, assigned, or granted any security interest in or to any item of the Owned Intellectual Property, In-Licensed Intellectual Property or Licenses, including, without limitation, failing to perform or cause to be performed all applicable filings, recordings and other acts, and to pay or cause to be paid all required fees and taxes, to maintain and protect its interest in such Intellectual Property, (ii) granted to any third party any license with respect to any Owned Intellectual Property or In-Licensed Intellectual Property except as set forth in Section 3.6(xxi) of the Disclosure Schedule, (iii) developed, created or invented any Intellectual Property jointly with any third party, or (iv) disclosed, or allow to be disclosed, any confidential Intellectual Property;

     (xxii) suffered any Company Material Adverse Effect; or

     (xxiii) agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.6 or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights or commitments with respect to any of the actions specified in this Section 3.6, except as expressly contemplated by this Agreement and ETA.

     SECTION 3.7. Litigation. (a) Except as set forth in Section 3.7(a) of the

Disclosure Schedule (which, with respect to each Telcos Sanction disclosed therein, sets forth the name of the Telcos, nature of the sanction, and date and method commenced), there are no Telcos Sanctions against the Company.

     (b) There are no Actions by or against the Company, pending before any Governmental Authority to the best knowledge of the Company.

     (c) The Company is not subject to any Governmental Order to the best knowledge of the Sellers.

     SECTION 3.8. Compliance with Laws.

     (a) The Company has conducted and continues to conduct the Business in accordance with all Laws and Governmental Orders and policies of the Governmental Authorities and Telcos, and the Company is not in violation of any such Law, Governmental Order or policy.

     (b) The Company has received a copy of the Foreign Corrupt Practices Act and understands its requirements. Neither the Company nor any of its officers, directors, employees, consultants, agents or representatives (i) has taken any action which is or could be deemed to be a violation of the Foreign Corrupt Practices Act; (ii) is aware of any action or conduct which could be deemed to be a violation of the Foreign Corrupt Practices Act; or (iii) has offered, given, paid, authorized the payment of, or promised, directly or indirectly, any money, gift, promise or other thing of value to any Foreign Official (or to any Person while knowing it will be offered, given or promised to a Foreign Official) for any purpose including, by way of example, influencing any act or decision of such Person acting in their official capacity, inducing such Person to do or omit to do any action in violation of their lawful duty, inducing such Person to use their influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, in order to assist the Company to obtain or retain business for or with, or in directing business to, any Person. The Company has not engaged any consultants or agents, who has taken any action on behalf of the Company which is or could be deemed to be a violation of the Foreign Corrupt Practices Act.

SECTION 3.9. Material Contracts. (a) Section 3.9 of the Disclosure Schedule lists each of the following contracts and agreements (including, without limitation, oral agreements) of the Company (the “Material Contracts”):

     (i) the contract with Xi An China Telecom, and the contracts with any major city or province subsidiary or branch company of each of the Telcos Operators;

     (ii) the agreement with Ma Ya Nan and a supplementary agreement in which Ma Ya Nan agrees to be a nationwide distributor of Yuan Hang Membership Card; each contract, agreement and other arrangement between the Company and Telcos.

     (iii) each contract, agreement, invoice, purchase order and other arrangement for the furnishing of services to the Company or otherwise related to the Business, under the terms of which the Company: (A) is likely to pay or otherwise give consideration of more than RMB40,000 in the aggregate to the same creditor during the calendar year ended December 31, 2004, (B) is likely to pay or otherwise give consideration of more than RMB80,000 in the aggregate over the remaining term of such contract or (C) cannot cancel without penalty or further payment and without more than 30 days’ notice;

     (iv) each contract, agreement, lease and sublease concerning the use, occupancy, management or operation of any real property;

     (v) all technical services, software distribution, content provider, customer, agency, sales promotion, market research, marketing, consulting, professional service and advertising contracts and agreements, including, without limitation;

     (vi) all contracts and agreements relating to Indebtedness of the Company;

     (vii) all contracts and agreements with any Governmental Authority;

     (viii) all contracts and agreements that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

     (ix) all contracts and agreements between the Company, on one hand, and a Shareholder or any affiliate of a Shareholder (other than the Company), on the other hand, including, without limitation, all agreements relating to loaning the Shareholders money;

     (x) all contracts and agreements providing for benefits under any plan;

     (xi) all agreements included in the Licenses, including, without limitation, all agreements related to the Company’s software business ; and

     (xii) all other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company or the Business, or the absence of which would have a Company Material Adverse Effect.

For purposes of Section 3.10 and Section 3.12 below, the term “lease” shall include any and all leases, subleases, sale/leaseback agreements or similar arrangements.

The Company is not in breach of, or default under, any Material Contract.

     (b) No other party to any Material Contract is in breach thereof or default thereunder and the Company has not received any notice of termination, cancellation, breach or default under any Material Contract.

     SECTION 3.10. Intellectual Property. Section 3.10 of the Disclosure Schedule sets forth a true and complete list of all (i) Owned Intellectual Property and (ii) In-Licensed Intellectual Property. The Owned Intellectual Property and the In-Licensed Intellectual Property include all of the Intellectual Property relevant to the operation of the Business as currently conducted and there are no other items of Intellectual Property relevant to the operation of the Business as currently conducted or contemplated to be conducted.

     (a) The conduct of the Business as currently conducted does not infringe upon, conflict with, dilute, misappropriate or otherwise violate the Intellectual Property rights of any third party except as set forth in Section 3.10 of the Disclosure Schedule, and no claim has been asserted to, or is pending or threatened against, the Company alleging that the operation of the Business infringes upon, may infringe, misappropriates, conflicts with, dilutes or otherwise violates the Intellectual Property rights of any third party.

     (b) With respect to each item of the Owned Intellectual Property, the Company is the exclusive owner of the entire, unencumbered right, title and interest in and to such Intellectual Property and is entitled to use such Intellectual Property in the continued operation of the Business.

     (c) With respect to each item of In-Licensed Intellectual Property, the Company has the right to use such In-Licensed Intellectual Property in the continued operation of the Business subject only to the terms of the license agreement governing such In-Licensed Intellectual Property.

     (d) The Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part and no Person is engaging in any activity or using any Intellectual Property that infringes upon, conflicts with, dilutes, misappropriates or otherwise violates the Owned Intellectual Property or the In-Licensed Intellectual Property.

     (e) Each license of the In-Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect and no party to any license of the In-Licensed Intellectual Property is in breach thereof or default thereunder. The consummation of the transactions contemplated hereby will not result in the termination or impairment of any License.

     (f) Each of the employees of the Company listed on Exhibit L has or as of Closing shall have executed a Non-disclosure, Non-Competition and Proprietary Information Agreement substantially in the form of Exhibit I to this Agreement.

For the avoidance of doubt, the Purchaser, in their sole and absolute discretion, can waive the requirement under this 3.10(f) provided that the Company enters into all such agreements with its employees as required and confirmed by the Purchasers. None of the Key Employees is in violation of any term of any written employment contract, patent disclosure agreement, proprietary information agreement, non-competition agreement, non-solicitation agreement, confidentiality agreement, or any other similar contract or agreement or any restrictive covenants relating to the right of any founder, officer, employee, consultant or person to be employed or engaged by the Company or relating to the use of trade secrets or proprietary information of others, and no former employer of any such person has any rights in respect of the Intellectual Property.

     (g) The Company shall endeavor its best efforts to keep the Software used in the operation of the Business free of all viruses, worms, trojan horses and other material known contaminants, and does not contain any bugs, errors, or problems of a material nature that disrupt its operation or have an adverse impact on the operation of other software programs or operating systems. The current use of the Software does not infringe upon, conflict with, dilute, misappropriate or otherwise violate the Intellectual Property rights of any third party, and no claim has been asserted to, or is pending or threatened against, the Company alleging that the use of the Software infringes upon, may infringe, misappropriates, conflicts with, dilutes or otherwise violates the Intellectual Property rights of any third party except as set forth in Section 3.1of the Disclosure Schedule. The Company has the right to use all software development tools, library functions, compilers, and other third-party software that is material to the Business or that is required to operate or modify the Software used in the operation of the Business. None of the Software used in the operation of the Business is licensed pursuant to any “open source” or “GNU” license, or incorporates or is based on any computer software that is licensed pursuant to an “open source” or “GNU” license except as set forth in Section 3.10 of the Disclosure Schedule.

     SECTION 3.11. Assets. (a) The Company owns, leases or has the legal right to use all the properties and assets, including, without limitation, the Owned Intellectual Property, the In-Licensed Intellectual Property, the Licenses, the real property and tangible personal property, used or intended to be used in the conduct of the Business or otherwise owned, leased or used by the Company, and, with respect to contract rights, is a party to and enjoys the right to the benefits of all contracts, agreements and other arrangements used or intended to be used by the Company in or relating to the conduct of the Business, all of which properties, assets and rights constitute the Assets. The Company has good and marketable title to, or, in the case of leased or subleased Assets, valid and subsisting leasehold interests in, all the Assets, free and clear of all Encumbrances.

     (b) The Assets constitute all the properties, assets and rights forming a part of, used, held or intended to be used in, and all such properties, assets and rights as are necessary in the conduct of the Business. The Company has caused the Assets to be maintained in accordance with good business practice, and all the Assets are in good operating condition and repair and are suitable for the purposes for which they are used and intended.

     SECTION 3.12. Employee Benefit Matters. The Company has complied with all applicable Laws relating to employment benefits, including, without limitation, social security, pension, medical insurance, work-related injury insurance, birth and nursery insurance and unemployment insurance. Except as set forth in Auditor’s report on the Company’s Q4, 2004 attached as Exhibit E, all contributions or payments required to be made by the Company with respect to employee benefits have been made on or before their due dates. All such contributions and payments required to be made by any employees of the Company with respect to the employee benefits have been fully deducted and paid to the relevant Governmental Authorities on or before their due dates, and no such deductions have been challenged or disallowed by any Governmental Authority or any employee of the Company.

     SECTION 3.13. Labor Matters. The Company is not a party to any collective bargaining agreement or other labor union contract applicable to Persons employed by the Company, and currently there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect the Company. To the best knowledge of the Company, i) There are no controversies, strikes, slowdowns or work stoppages pending or threatened between the Company and any of their respective employees, and the Company has not experienced any such controversy, strike, slowdown or work stoppage; ii) There are no unfair labor practice claims pending against the Company before any Governmental Authority or any current union representation questions involving employees of the Company; iii) The Company is currently in compliance with all applicable Laws relating to the employment of labor; iv) There is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any Persons currently or formerly employed by the Company.

     SECTION 3.14. Certain Interests. No shareholder, officer or director of the Company and no relative or spouse (or relative of such spouse) who resides with, or is a dependent of, any such shareholder, officer or director:

     (a) has any direct or indirect financial interest in any supplier or customer of the Company or the Business; provided, however, that the ownership of securities representing no more than five percent of the outstanding voting power of any supplier or customer, and which are also listed on any national securities exchange, shall not be deemed to be a “financial interest” so long as the Person owning such securities has no other connection or relationship with such supplier or customer;

     (b) owns, directly or indirectly, in whole or in part, or has any other interest in any tangible or intangible property which the Company uses or has used in the conduct of the Business or otherwise; or

     (c) has outstanding any Indebtedness to the Company.

In addition, the Company has no Liability or any other obligation of any nature whatsoever to any officer, director or shareholder of the Company or to any relative or spouse (or relative of such spouse) who resides with, or is a dependent of, any such officer, director or shareholder.

     SECTION 3.15. Taxes. (a) Except as disclosed with reasonable specificity in Section 3.15 of the Disclosure Schedule and to the best knowledge of the Company: (i) all returns and reports in respect of Taxes required to be filed with respect to the Company have been timely filed; (ii) all Taxes required to be shown on such returns and reports or otherwise due have been timely paid; (iii) all Taxes required to be withheld on behalf of the employees of the Company have been duly withheld by the Company and have been duly paid to the relevant Governmental Authority on or before their due dates; (iv) all such returns and reports (insofar as they relate to the activities or income of the Company) are true, correct and complete in all material respects; (v) no adjustment relating to such returns has been proposed formally or informally by any Tax authority (insofar as either relates to the activities or income of the Company or could result in liability of the Company on the basis of joint and/or several liability) and no basis exists for any such adjustment; (vi) there are no pending or threatened actions or proceedings for the assessment or collection of Taxes against the Company or (insofar as either relates to the activities or income of the Company or could result in liability of the Company on the basis of joint and/or several liability) any corporation that was included in the filing of a return with the Company on a consolidated or combined basis; and (vii) the Company is not subject to any accumulated earnings tax, personal holding company tax or similar tax.

     (b) (i) There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which the Company or the Business may be subject; (ii) there are no requests for information currently outstanding that could affect the Taxes of the Company or the Business; (iii) there are no proposed reassessments of any property owned by the Company or other proposals that could increase the amount of any Tax to which the Company or the Business would be subject; and (iv) no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company.

     (c) All or any tax or tax liabilities except stamp duty arising from or relating to the transactions contemplated by this Agreement shall be exclusively born by Sellers.

     SECTION 3.16. Insurance. The Company does not maintain any insurance policy covering risks of any kind to its material assets or properties.

     SECTION 3.17. Real Property. (a) The Company does not own any real property.

          (b) To the best knowledge of the Company, The Company is in peaceful and undisturbed possession of each parcel of Leased Real Property, and there are no contractual or legal restrictions that preclude or restrict the ability to use the Leased Real Property for the purposes for which it is currently being used.

          (c) To the best knowledge of the Company, there are no facts that would prevent the Leased Real Property from being occupied by the Company after the Closing in the same manner as occupied by the Company immediately prior to the Closing.

     SECTION 3.18. Full Disclosure. To the best knowledge of the Company:

          (a) There are no facts pertaining to the Company or the Business which could affect adversely the Company or the Business or which are likely in the future to affect adversely the Company or the Business and which have not been disclosed in this Agreement or the Disclosure Schedule.

          (b) No representation or warranty of the Seller/Shareholders in this Agreement or in the Disclosure Schedule, nor any statement or certificate furnished or to be furnished to the Purchaser pursuant to this Agreement or in connection with the transactions contemplated by this Agreement contains or will contain any untrue statement of material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.

          SECTION 3.19. Brokers. Except as set forth in Section3.19 of Disclosure Schedule, no broker, finder or investment banker nor Seller/Shareholders is entitled to any brokerage, finder’s, consulting or other fee or commission in connection with the transactions contemplated by this Agreement or ETA to which the Shareholders are the parties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

     As a condition to the Purchasers entering into this Agreement, Seller/Shareholder severally and jointly hereby represents and warrants, as of the date of this Agreement, to Purchasers as follows:

     SECTION 4.1. Shareholder Authority; No Conflict; Required Filings and Consents. (a) The Shareholders has full legal capacity and authority to execute and deliver this Agreement and ETAs to perform such Shareholders’ obligations hereunder and under the ETAs and to consummate the transactions contemplated hereby and thereby. This Agreement and ETAs to which the Shareholders are the parties have been duly executed and delivered by such Shareholder, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute legal, valid and binding obligations of such Shareholder, enforceable against such Shareholder in accordance with their terms.

     The execution and delivery of this Agreement and ETAs to which the Shareholders are the parties not, and the performance of this Agreement and ETAs to which the Shareholders are the parties by the Shareholders will not, (i) conflict with or violate any Law, Governmental Order, or policy of the Governmental Authorities or Telcos applicable to the Company or the Business, or (ii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Equity Interests pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which such Shareholder is a party or by which any of the Equity Interests is bound or affected.

     SECTION 4.2. Ownership of Equity Interests. The Shareholders are the only owners of the Equity Interests or all the shares of the Company and the BVI Company, free and clear of any Encumbrance (other than Encumbrances caused by this Agreement), which collectively represent all of the equity interests of the Company and the BVI company. There are no persons other than the Shareholders who own either beneficially or of record any equity interest of the Company or the BVI Company. Upon consummation of the transactions contemplated hereby, the Purchaser will own the Equity Interests free and clear of all Encumbrances. Except for this Agreement, there are no options, puts, calls, voting trusts, stockholder agreements, proxies, third party rights of any kind or other agreements or understandings in effect with respect to the voting or transfer of such Equity Interests or shares.

     SECTION 4.3. Consents. If a Shareholder is married and the sale of the Equity Interest by such Shareholder needs spousal consent or other approval to be legal, valid and binding, this Agreement and the ETA1 and ETA2 to which the Shareholders are the parties have been duly authorized, executed and delivered by, and constitute valid and binding agreements of, the Shareholder’ spouse, enforceable against such spouse in accordance with their terms. No trust of which a Shareholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement and the ETA1 and ETA2.

     SECTION 4.4. Taxes. Each Shareholder represents and warrants that such Shareholder fully understands that it (and not the Purchasers) shall be responsible for its own tax liability that may arise from the sale of the Equity Transfers and the BVI company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

As consideration to the Sellers and Shareholders entering into this Agreement, each Purchasers severally and jointly, hereby represents and warrants, as of the date hereof, to the Sellers/Shareholders as follows:

     SECTION 5.1. Authority to Execute and Perform this Agreement by Purchasers. The Purchaser2 is a limited liability company duly incorporated, validly existing and in good standing under PRC law and has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby and thereby. This Agreement and ETA1 and ETA2 have been duly and validly executed and delivered by the Purchasers and, assuming the due authorization, execution and delivery by the other parties thereto, constitute legal, valid and binding obligations of the Purchaser, enforceable against the Purchasers in accordance with their terms.

     SECTION 5.2. Authority to Execute and Perform this Agreement by the Purchasers. The Purchasers have all requisite power and authority to execute this Agreement and ETA1 and ETA2 to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement and the ETA1 and ETA2 executed and delivered by such Purchasers, and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement and the ETA1 and ETA2 constitute the legal, valid and binding obligations of such Purchaser, enforceable against such Purchaser in accordance with their terms.

     SECTION 5.3. No Conflict. The execution and delivery by the Purchasers of this Agreement and ETA , and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of, any provision of any contract to which such Purchaser is a party or by which any properties or assets of such Purchaser is bound or, any provision of any Governmental Order or Law applicable to the Purchaser.

     SECTION 5.4 Joint and Several Liability. The Purchasers (exclude Purchaser3 and Purchaser4) will be liable for the payment of Purchase Payment1 and Payment2 jointly and severally.

     SECTION 5.5 No Transfer or Assignment. The Purchasers will not assign any of their rights under this Agreement or transfer any of the shares or equity obtained by performance of this Agreement before Payment1 and Payment2 are fully paid unless the assignee or the transferee guarantees such payments will be fully paid and promises to be bound by section 5.5 of this Agreement as if it were the Purchaser of this Agreement.

ARTICLE VI
ADDITIONAL AGREEMENTS

     SECTION 6.1. Conduct of Business Prior to and After the Closing. (a) Each of the Sellers and the Shareholders jointly and severally covenants and agrees that, between the date hereof and the Closing Date, the Company shall not conduct its business other than in the ordinary course and in a prudent manner consistent with the Company’s prior practice. Without limiting the generality of the foregoing, except as described in Section 6.1(a) of the Disclosure Schedule, the Company shall (i) continue its advertising, marketing, and promotional activities and strategies, policies, practices and networks in accordance with past practice; (ii) use its best efforts to (A) preserve intact its business organizations and the business organization of the Business, and not terminate employment of any sales and marketing, product development, technology or customer service staff, (B) keep available to the Purchasers the services of the employees of the Company, (C) preserve its current relationships with Telcos and Ma Ya Nan, its users, customers, suppliers and other Persons with whom it has had significant business relationships and (D) maintain and protect its interest in each item of Owned Intellectual Property and In-Licensed Intellectual Property; and (iii) not engage in any practice, take any action, fail to take any action or enter into any transaction which could cause any representation or warranty of the Sellers/ Shareholders to be untrue or result in a breach of any covenant made by the Sellers/ Shareholders in this Agreement.

          (b) The Sellers covenant and agree that, between the date hereof and the Closing Date, without the prior written consent of the Purchasers, the Company will not do any of the things enumerated in Section 3.6.

          (c) The C ompany shall use its best efforts within two months after the Closing Date to enhance its capability in graphics design including hiring experienced graphics designers, improve and enrich the graphic design aspect of the Company’s existing games so as to enable customers to distinctly identify the differences in between the Company’s games and major competitors’ games in terms of characteristics, layouts and graphics.

          (d) The Company shall give its best effort within three months after the Closing Date in establishing an appropriate sales/ distribution network beyond the Telcos system and increase the number and scope of distributors, and (ii) to gradually building up a “Yuanhang Gold Coin Card” system.

     SECTION 6.2. Access to Information. From the date hereof until the Closing, upon reasonable notice, the Company shall cause its officers, directors, employees,

agents, representatives, accountants and counsel to afford the officers, employees, agents, accountants, counsel, financing sources and representatives of the Purchasers and its Affiliates reasonable access, during normal business hours, to the offices, properties, plants, other facilities, books and records of the Company and to those officers, directors, employees, agents, accountants and counsel of the Company who have any knowledge relating to the Company or the Business.

     SECTION 6.3. Confidentiality. The Company and Shareholders agree to, and shall cause their respective agents, representatives, consultants, affiliates, employees, officers and directors to: (a) treat and hold as confidential (and not disclose or provide access to any Person to) all information relating to trade secrets, processes, patent and trademark applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information with respect to the Business or the Company, (b) treat and hold as confidential (and not disclose or provide access to any Person to) all information relating to this Agreement and the ETAs, the transaction contemplated hereby, the Purchasers, and (c) promptly furnish (prior to or at the Closing) to the Purchasers any and all copies (in whatever form or medium) of all such confidential information then in the possession of the Shareholders or any of its agents, representatives, affiliates, employees, officers and directors and destroy any and all additional copies then in the possession of the Shareholders or any of its agents, representatives, affiliates, employees, officers and directors of such information and of any analyses, compilations, studies or other documents prepared, in whole or in part, on the basis thereof; provided, however, that this sentence shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by the Company (prior to the Closing) or the Shareholders or any of their agents, representatives, affiliates, employees, officers or directors; and provided further that, with respect to Intellectual Property, specific information shall not be deemed to be within the foregoing exception merely because it is embraced in general disclosures in the public domain. In addition, with respect to Intellectual Property, any combination of features shall not be deemed to be within the foregoing exception merely because the individual features are in the public domain unless the combination itself and its principle of operation are in the public domain. The Company and the Shareholders agrees and acknowledge that remedies at law for any breach of its obligations under this Section 6.3 are inadequate and that in addition thereto the Purchasers shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any such breach.

     The Purchasers agree to and shall cause their respective agents, representatives, consultants, affiliates, employees, officers and directors not to disclose or publicate information as to the nature or contents of this Agreement or ETAs before the Sellers/Shareholders are provided with a draft of such intended disclosure or publication.

     SECTION 6.4. Regulatory and Other Authorizations; Notices and Consents.

     (a) The Seller/Shareholders shall use their best efforts immediately in supporting the Company to apply for and to obtain promptly all authorizations, consents, orders and approvals of, and file for registration to all Governmental Authorities and officials that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement and ETA1 and ETA2, including, with no limitation, Guangdong Administrative Bureau of Communications in connection with the ICP License and Shenzhen SAIC in connection with the New Business License.

     (b) If any notices, consents or estoppel certificates are required pursuant to applicable agreements or arrangements, the Seller/Shareholders shall give promptly such notices to third parties and use its or their best efforts to obtain such third party consents and estoppel certificates as the Purchasers may in its sole discretion deem necessary or desirable in connection with the transactions contemplated by this Agreement; provided, however, that the Purchasers shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or to consent to any change in the terms of any agreement or arrangement which the Purchasers in their sole discretion may deem adverse to the interests of the Purchasers, the Company or the Business.

     (c) None of the Company or the Shareholders knows of any reason after due inquiry that all the consents, approvals and authorizations necessary for the consummation of the transactions contemplated by this Agreement will not be received.

     SECTION 6.5. Notice of Developments. Prior to the Closing, the Sellers shall promptly notify the Purchaser in writing of (a) all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which could result in any breach of a representation or warranty or covenant of the Company or a Shareholder in this Agreement, or which could have the effect of making any representation or warranty of the Company or a Shareholder in this Agreement untrue or incorrect in any respect, and (b) all other material developments affecting the assets, Liabilities, business, financial condition, operations, results of operations, customer or supplier relations, employee relations, projections or prospects of the Company or Business.

     SECTION 6.6. No Solicitation or Negotiation. The Company and Shareholders agree that between the date of this Agreement and the earlier of (a) the Closing and (b) the termination of this Agreement, none of the Company or the Shareholders or any of their respective affiliates, officers, directors, representatives or agents will (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (A) relating to any acquisition or purchase of all or any portion of the equity or other interest of the Company or the Assets, (B) to enter into any merger, consolidation or other business combination with the Company or the Business, or (C) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company or (ii) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to, do any of the foregoing. The Company and the Shareholders immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. The Company or the Shareholders, as the case may be, shall notify the Purchasers promptly if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made and shall, in any such notice to the Purchaser, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or other contact. The Company and the Shareholders agree not to, without the prior written consent of the Purchasers, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party.

     SECTION 6.7. Non-Competition. Subject to the execution and maintenance of the Employment Agreements between the Company and Shareholder1 and the terms and conditions thereof, (a) For a period of three years after the Closing (the “Restricted Period”), each Seller shall not engage, directly or indirectly, in any business anywhere in the PRC that develops, produces or supplies products or services of the kind developed, produced or supplied by the Business or the Company as of the Closing Date or, without the prior written consent of the Purchasers, directly or indirectly, own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with, as an officer, employee, partner, stockholder, consultant or otherwise, any Person that competes with either Purchaser, Affiliates, the Business or the Company in manufacturing, producing or supplying products or services of the kind manufactured, produced or supplied by the Business or the Company as of the Closing Date.

     (b) During the Restricted Period, each Seller shall not control any Person that competes with either Purchasers, Purchaser’s Affiliates, the Business or the Company in manufacturing, producing or supplying products or services of the kind manufactured, produced or supplied by the Business or the Company as of the Closing Date.

     (c) As a separate and independent covenant, each Seller agrees with the Purchasers that, during the Restricted Period, the Sellers will not in any way, directly or indirectly, for the purpose of conducting or engaging in any business that manufactures, produces or supplies products or services of the kind manufactured, produced or supplied by the Business or the Company as of the Closing Date, call upon, solicit, advise or otherwise do, or attempt to do, business with any customers of the Business or the Company with whom the Business or the Company had any dealings prior to the Closing Date or take away or interfere or attempt to interfere with any custom, trade, business or patronage of the Business or the Company.

     (d) As a separate and independent covenant, each Seller agrees with the Purchasers that, during the Restricted Period, the Sellers will not in any way, directly or indirectly, solicit for employment any person who is currently employed by the Company. None of the Sellers shall, directly or indirectly, solicit for direct or indirect employment or other services of any Former Employee.

     SECTION 6.8. Further Action. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement or the ETA1 and ETA2, and consummate and make effective the transactions contemplated by this Agreement or the ETA1 and ETA2.

ARTICLE VII
CONDITIONS TO THE TRANSACTIONS

     SECTION 7.1. Conditions to Obligations of the Company and the Sellers. The obligations of the Company and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

     (a) Representations, Warranties and Covenants. The representations and warranties of the Purchasers contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing;

     (b) ETA1. The Purchasers 3 and 4 shall have executed the ETA1 with Shareholders and delivered to the Seller/Company and the Purchasers, and Purchser1 shall enter into the ETA2 with Shareholders to acquire the BVI company’s entire equity interest or shares; and

     (c) The signing of the Employment Agreement between Shareholder1 and the Company reflecting the new compensation terms offered by the Company to Shareholder1 before the Closing Date.

     SECTION 7.2. Conditions to Obligations of the Purchasers. The obligations of the Purchasers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver (i.e., by Purchasers only), at or prior to the Closing, of any of the following conditions (except “ETA1 Payment”):

     (a) Representations, Warranties and Covenants. The representations and warranties of the Company and/or Sellers/Shareholders contained in this Agreement shall have been true, correct and complete in all respects when made and shall be true, correct and complete in all respects as of the Closing Date with the same force and effect as if made as of the Closing Date, and the Purchasers shall have received a certificate of the Company signed by Shareholder1 as the Legal Representative of the Company to such effect;

     (b) No Proceedings or Litigations. No Action shall have been commenced or threatened by or before any Governmental Authority against either the Company, the Shareholders or the Purchasers, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the determination of the Purchasers, is likely to render it impossible or unlawful to consummate such transactions or which could have a Company Material Adverse Effect;

     (c) PRC Legal Opinions. The Sellers shall have received a PRC legal opinion on the Company and the WFOE from Boss & Young Law Firm, addressed to the Sellers dated the Closing Date, substantially similar to Exhibit I, and a BVI legal opinion on the BVI Company and Crown River Enterprises Ltd. to be given by a BVI legal counsel hired by Sellers/Shareholders, addressed to the Purchasers and dated the Closing Date, substantially similar to the form of Exhibit K.

     (d) Consents and Approvals. The parties shall have received, each in form and substance satisfactory to the Purchasers, all authorizations, consents, orders and approvals of all Governmental Authorities and officials and all third party consents and estoppel certificates which shall be necessary or desirable for the consummation of the transactions contemplated by this Agreement and ETA1 and ETA2, including approval of Guangdong Administrative Bureau of Communications for the change of ownership of the Company in connection with the New ICP License and New VAC License. However, The Purchasers shall waive the approval in connection with the ICP License and VAC License where all other closing conditions have been met, all the necessary documents have been filed with the relevant Governmental Authorities, and there is no obvious legal obstacle to attain the approval.

     (e) Employment Agreements. Before the Closing Date, each of the Key Employees of the Company listed on Exhibit L shall have entered into employment agreements (collectively, the “Employment Agreements”) with the Company or the Purchasers, each in form and substance satisfactory to the Purchasers;

     (f) No Company Material Adverse Effect. No event or events shall have occurred which have a Company Material Adverse Effect, and the Purchasers shall have received a certificate of the Company signed by Shareholder1 as the Legal

Representative of the Company to such effect;

     (g) Resignations of Directors and Officers. The Purchaser shall have received the resignation letters, effective as of the Closing Date, of the Shareholders as the directors, or managing director, Legal Representative, General Manager and other Key Employees of the Company, and such resignations shall be given in writing prior to the Closing Date and evidenced by Exhibit M; meanwhile the Purchasers may designate in writing some current employees of the Company to be resigned with their names being written in Exhibit M.

     (h) Board Approval. Each side shall have received the approval from its respective board of directors to execute and deliver this Agreement, ETA1 and ETA2 to perform its obligations hereunder and to consummate the transactions contemplated hereby and thereby.

     (i) Power of Attorney. The Shareholder2 shall have executed the Power of Attorney (as defined in Section 10.1(a)) authorizing Shareholder1 to represent Shareholder2 during the negotiation and execution of this Agreement, ETA1 and ETA2, and such a copy of the Power of Attorney (“Exibit N”) should be delivered to Purchasers before or on the Closing Date.

     (j) Business Income. . All other bank accounts ever used for collecting the Company’s business income are closed and letter or other evidence issued by the banks shall be provided to Purchasers by the Sellers/Shareholders on the Closing Date, except the bank accounts are listed on “Exhibit O” that is provided by Shareholder1

     (k) Purchasers in Control. The Company/Shareholders represents and warrants that Purchasers through its personnel shall have the right or power to access, monitor, install monitoring tool software into if needed by Purchasers and collect data from the users/customer database, billing system, user registration system, servers, platforms and any backend system or records of the Company, and Shareholder1 as the Legal Representative of the Company shall issue a certificate to such effect (“Exibit P”). , and the certificate will be effective after the Closing Date. Purchasers’ exercise of such rights shall not affect normal business operation, system stability, safety or cause system crash.

     (l) The Company/Shareholders represents and warrants that the account owner shall not take out or withdraw any amount through all or any means out of the Personal Bank Account from the date of signing of this Agreement to the date of the account closing; an account summary issued by the bank indicating the amount of deposits at the Personal Bank Account from the date of the signing of SPA to the date of the account closing shall be provided by Shareholders to Purchasers before or at the Closing.

     SECTION 7.3. Conditions to Obligations of the Purchasers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment that the Purchasers performed its obligations to effect payments as scheduled and agreed hereby in this Agreement and ETA1.

ARTICLE VIII
INDEMNIFICATION

     SECTION 8.1. Survival of Representations and Warranties. (a) The representations and warranties of the Company or Sellers contained in this Agreement and the ETAs shall survive two (2) years after the Closing Date. However, the representations and warranties made pursuant to Section 3.1, 3.2, 3.10, 3.12, 3.18 and 4.2 and any claim based on fraud shall survive for seven years. The tax representations and warranties made in Sections 3.15 and 4.4 which shall remain in full force and effect indefinitely. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by the Purchasers to the Shareholder1, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

     SECTION 8.2. Indemnification by the Sellers. (a) The Sellers, jointly and severally, shall indemnify and hold the Purchasers, and each of their Affiliates, officers, directors, and assigns (each a “Purchasers Indemnified Party”) harmless from and against any and all Liabilities, losses, damages, claims, fees, expenses, awards, judgments and penalties actually incurred by them (hereinafter a “Loss”), as resulting from the breach of any representation, warranty, covenant or agreement made by the Company or a Shareholder contained in the Acquisition Documents (it being understood that such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Company Material Adverse Effect” set forth therein). In addition, the Sellers shall indemnify the Purchasers Indemnified Parties against any Tax liabilities of the Company resulting from any possible failure by it to withhold all Taxes required to be withheld on behalf of its employees, and any PRC social security and welfare payments the Company may have failed to contribute on behalf of its employees prior to the Closing, but only in the amount as assessed or collected by the Governmental Authorities, including, without limitation, the overdue amounts, any interests and penalties.

     To the extent that the Sellers’ undertakings set forth in this Section 8.2 may be unenforceable, the Shareholder1 shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Purchasers Indemnified Parties. The accumulative Shareholders Indemnification Payments shall not exceed all payment the

Sellers/Shareholders entitled to under this Agreement.

     (b) A Purchasers Indemnified Party shall give the Shareholder1 notice of any matter which a Purchasers Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 30 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The obligations and Liabilities of the Sellers under this Article VIII with respect to Losses arising from claims of any third party (for the avoidance of doubt, the third party under this Section 8.2(b) does not include the Purchasers Indemnified Party) which are subject to the indemnification provided for in this Article VIII (“Third Party Claims”) shall be governed by and be contingent upon the following additional terms and conditions: if a Purchasers Indemnified Party shall receive notice of any Third Party Claim, the Purchasers Indemnified Party shall give the Shareholder1 notice of such Third Party Claim within ten (10) days of the receipt by the Purchasers Indemnified Party of such notice. If the Purchasers Indemnified Party fails to provide such notice within ten (10) days as required under this Section 8.2(b), and if and only if the Sellers submit sufficient proof satisfactory to the Purchasers that a certain portion of the Losses would not have incurred had the Purchasers Indemnified Party provided such notice within ten (10) days as required hereunder, the Purchasers, in their sole discretion, may waive their right of indemnification with respect to such portion of the Losses; provided, however, that the failure to provide such notice by the Purchasers Indemnified Party hereunder shall not release the Sellers from any of their obligations under this Article VIII and shall not relieve the Sellers from any other obligation or Liability that it may have to any Purchasers Indemnified Party otherwise than under this Article VIII. If the Sellers acknowledge in writing its obligation to indemnify the Purchasers Indemnified Party hereunder against any Losses that may result from such Third Party Claim, then the Shareholders shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Purchasers Indemnified Party within five days of the receipt of such notice from the Purchasers Indemnified Party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Purchasers Indemnified Party for the same counsel to represent both the Purchasers Indemnified Party and the Sellers, then the Purchasers Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Purchasers Indemnified Party determines counsel is required. In the event the Purchasers Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Seller shall cooperate with the Purchasers Indemnified Party in such defense and make available to the Purchasers Indemnified Party all such witnesses, records, materials and information in the Sellers’ possession or under the Sellers’ control relating thereto as is reasonably required by the Purchasers Indemnified Party. No such Third Party Claim may be settled by the Sellers without the prior written consent of the Purchasers Indemnified Party, but such prior written consent shall not be unreasonably withheld by the Purchasers Indemnified Party.

     (c) In the event that a Purchasers Indemnified Party claims an indemnification payment is due pursuant to Section 8.2(a), the Purchaser may withhold a portion of a Deliverable Amount of Payment2 that is otherwise due pursuant to Section 2.5(a) until the dispute with respect to the indemnifiable Loss is resolved.

     SECTION 8.3 With no regard to any of the stipulations of this Agreement, the Seller/Shareholders will only be obliged to the Indemnification Payments where the Company is one of the parties being claimed for its liability before the Closing Date and in no circumstances shall the Indemnification Payments exceed the enforceable claims by the third party.

     SECTION 8.4 Where the Purchasers failed to effect payment in accordance with this Agreement and the ETAs, they shall be liable to compensate the Sellers and pay to Shareholder1 0.05% per day for the delayed amount of any of such payment.

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER

     SECTION 9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

     (a) By Purchasers, between the date hereof and the Closing: (i) an event or condition occurs that has resulted in a Company Material Adverse Effect and materially impact the normal operation of the Business or the Company,, (ii) any representations and warranties of material nature of the Company or Seller contained in this Agreement shall be proven not true and correct when made, (iii) either the Company or the Sellers shall not have complied in all material respects with the covenants or agreements contained in this Agreement to be complied with by it unless for good, excusable reasons or (iv) the Company makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against the Company seeking to adjudicate any of them a bankrupt or insolvent, or seeking liquidation, winding up or reorganization, arrangement, adjustment, protection, relief or composition of its debts under any Law relating to bankruptcy, insolvency or reorganization;

     (b) by either the Seller/Shareholders or the Purchasers if the Closing shall not have occurred within sixty days (60) calendar days after the date of this Agreement; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; the parties shall attempt in good faith to discuss the possibility of continuing waiting for such approvals provided that either party may terminate this Agreement if no mutual agreement by all parties hereto is reached within five (5) Business Days after sixty (60) days after the date hereof.

     (c) by either the Purchasers or the Sellers in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

     (d) by the mutual written consent of the parties hereto.

     SECTION 9.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, the parties shall undo the transaction contemplated hereunder and shall restore each party to its respective position prior to the Closing Date. However all parties shall be bound by Sections 6.3(b) on and after termination of this Agreement.

     SECTION 9.3. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Sellers, the Company, the Purchasers or (b) by a waiver in accordance with Section 9.4.

     SECTION 9.4. Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered by the other parties pursuant hereto or (c) waive compliance with any of the agreements of the other parties or conditions to such parties’ obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights. All rights and remedies existing under this Agreement are not exclusive of any rights or remedies otherwise available.

ARTICLE X
GENERAL PROVISIONS

     SECTION 10.1. Representative. (a) The Shareholder2 hereby agrees to execute a power of attorney (the “Power of Attorney”) in a form satisfactory to the Purchasers in order to irrevocably authorize, direct and appoint the Shareholder1, to act as his or her sole and exclusive agent, attorney-in-fact and representative of the Shareholder2 (the “Representative” or “Shareholder1” interchangeable) in his discretion to take any and all actions (including executing and delivering any documents or agreeing to make any payments, incurring any costs and expenses for the account of the Shareholders and making any and all determinations) which may be required or permitted by this Agreement to be taken by the Shareholders.

     (b) Any actions, exercises of rights, power or authority, and any decisions or determinations made by the Representative or Shareholder1 shall be absolutely and irrevocably binding on all the parties within the Sellers including the Shareholder2. as if the Shareholder2 personally had taken such action, exercised such rights, power or authority or made such decision or determination in Shareholder2’s own capacity. The Purchasers may rely upon any such decision, act or instruction of the Representative as being the decision, act or instruction of and all of the parties within the Sellers. Notices or communications to or from the Representative shall constitute notice to or from the Shareholders. The Purchasers are hereby relieved from any liability for any acts done by them in accordance with any such decision, act or instruction of the Representative.

     (c) Yuanhang Wang, Shareholder1 hereby acknowledges and accepts the foregoing authorization and appointment and agrees to serve as the Representative of the Sellers in accordance with this Agreement.

     (d) The duties of the Representative shall terminate upon occurrence of the delivery of the audited financial statements for Company’s fiscal year of 2005 and the completion of the payment of the Deliverable Amount of Payment2.

     SECTION 10.2. Expenses. All costs and expenses, including, without limitation, all fees and disbursements of counsel, accountants, financial advisors, experts and consultants incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party requiring such services and incurring such costs and expenses, whether or not the Closing shall have occurred.

     SECTION 10.3. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by telecopy (with confirmation of error-free transmission) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.2):

(a) if to Linktone Ltd.:
Ugland House, George Town
Grand Cayman, Caynan Islands
British West Indies

(b) if to Shanghai Linktone Information Technology Co., Ltd.:
5/F, No. 689, Beijing Dong RoadShanghai, PRC
Telephone: (86-21) 3318-4900
Facsimile: (86-21) 6361-1559
Attention: Raymond Yang
with a copy to: HarryMan

(c) if to Mingji Guan [Chinese Characters]
Fangcheng Guarden Area 3, Building 2, Apt. 403 and 404
Fengtai District, Beijing
Telephone: (86-21) 3318-4900 ext. 1900
Facsimile: (86-21) 6350-5136

(d) if to Shubing Zheng [Chinese Characters]
No. 4 Liren Street, Xuanwu District
Telephone: (86-21) 3318-4900 ext. 1100
Facsimile : (86-21) 6361-1716

(e) if to Crown River Enterprises Ltd.:
FLT 22A BLK 1 Sunny Bay Garden
Phase 1 Hi-Tech Park South Nanshan District
Shenzhen, PRC, 518057

(f) if to Yuanhang Wang:
Shenzhen Yuanhang Science & Technology Co., Ltd.
R&D Building 501-502 Rooms
Tsing Hua Info Port
North High-Tech Zone
Nanshan District, Shenzhen, Guangdong
Telephone: 0755-36330828
Telecopy: 0755-3363-0629
Attention: Yuanhang Wang

(f) if to Dong Li’s representative:
Yuanhang Wang
Shenzhen Yuanhang Science & Technology Co., Ltd.
R&D Building 501-502 Rooms
Tsing Hua Info Port
North High-Tech Zone
Nanshan District, Shenzhen, Guangdong
Telephone:
Telecopy:
Attention: Yuanhang Wang

     SECTION 10.4. Third-Party Beneficiaries. Except for the provisions of Article VIII relating to indemnified parties, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including, without limitation, any union or any employee or former employee of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever, including, without limitation, any rights of employment for any specified period, under or by reason of this Agreement.

     SECTION 10.5. Confidentiality and Public Announcements. No party to this Agreement shall, without the prior written approval of the other parties, make any announcement concerning or otherwise disclose or divulge any information concerning the transactions contemplated in this Agreement and the ETA, provided, however, that a party to this Agreement may disclose such information which is legally compelled by any Law, the order of any court, the requirements of a stock exchange or to obtain other clearances or consents from any relevant authority that is applicable to such party, and provided that the disclosing party shall promptly provide the other parties with written notice of that fact so that such other parties may seek a protective order, confidential treatment or other appropriate remedy. In such event, the disclosing party shall furnish only that portion of the information which is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such information to the extent requested by the other parties hereto.

     SECTION 10.6. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

     SECTION 10.7. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, that, each Purchaser may assign any of its rights, interests or obligations other than its obligations under Section 2.9 to any of its Affiliates, and that each Purchaser may assign any of its rights, interests or obligations to any Person. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

     SECTION 10.8. Incorporation of Disclosure Schedule; Exhibits. The Disclosure Schedule and all Exhibits attached hereto and referred to herein are hereby incorporated herein by reference and made a part of this Agreement for all purposes as if fully set forth herein.

     SECTION 10.9. Governing Law and Dispute Resolution. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, the United States of America. The parties shall first attempt in good faith to resolve amicably any disputes, controversy, claims and deadlocks which may arise between them in relation to this Agreement or the breach, termination or invalidity thereof (the “Dispute”). If such attempt fails to resolve the Dispute within fifteen (15) days of the commencement of the Dispute, then, unless otherwise agreed by the parties, the Dispute shall be settled by arbitration in Hong Kong in accordance with the Arbitration Rules of the Hong Kong International Arbitration Centre (the “Centre”) in force at the date of the Dispute, as amended from time to time. There shall be a panel of three arbitrators, with the Purchasers and the Seller each appoint one arbitrator and the third arbitrator to be appointed by the Centre who shall also serve as the presiding arbitrator of the panel. The place of arbitration shall be in Hong Kong under the auspices of the Centre. The award of the arbitral panel shall be final and binding upon the disputing parties, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award. The language to be used in the arbitral proceedings shall be Chinese or English. The arbitration panel shall decide any dispute submitted by the parties to the arbitration strictly in accordance with the substantive law of the PRC and shall not apply any other substantive law.

     SECTION 10.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 10.11. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which, when executed and delivered, shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     SECTION 10.12. Entire Agreement. This Agreement (including the Exhibits and the Disclosure Schedule) and the ETA constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

     IN WITNESS WHEREOF, each of the Purchasers, the Company and the Sellers have duly executed, or has caused to be duly executed by their respective officers thereunto duly authorized, this Agreement as of the date first written above.

Purchasers:

Linktone Ltd.

By:	/s/ Raymond Lei Yang

Name: Raymond Lei Yang
Title: CEO

SHANGHAI LINKTONE INFORMATION TECHNOLOGY., LTD.

By:	/s/ Raymond Lei Yang

Name: Raymond Lei Yang
Title: General Manager

MINGJI GUAN

By:	/s/ Mingji Guan

Name:

SHUBING ZHENG

By:	/s/ Shubing Zheng

Name:

Sellers:

CROWN RIVER ENTERPRISES LTD.

By:	/s/ Yuanhang Wang

Name: Yuanhang Wang
Title: Sole Director

YUANHANG WANG

By:	/s/ Yuanhang Wang

Name:

DONG LI

By:	/s/ Dong Li

Name:

Targets:

Brilliant Concept Investments Ltd. (“The BVI Company’)

By:	/s/ Yuanhang Wang

Name: Yuanhang Wang
Title: Sole Director

Wangyou Digital Science and Technology (Shenzhen) Co., Ltd. “(The WFOE”)

By:	/s/ Yuanhang Wang

Name: Yuanhang Wang
Title: General Manager

Shenzhen Yuanhang Science and Technology Co., Ltd. (“The Company”)

By:	/s/ Yuanhang Wang

Name: Yuanhang Wang
Title: General Manager